Exhibit 99.49

Sandspring Establishes Exploration & Development Office in Guyana

January 20, 2011  Sandspring Resources Ltd. (SSP:TSX-V) (“Sandspring” or the “Company”) is pleased to announce the establishment of an exploration & development office in Guyana and the appointment of L. Werner Claessens as Vice President of Exploration and the appointment of Pascal van Osta as Exploration Manager effective as of February 1, 2011.  Both Werner and Pascal will be operating out of Sandspring's new Exploration and Development Office located in Georgetown, Guyana to support development of the Company's advanced Toroparu gold deposit and exploration of additional district scale gold targets.

Werner and Pascal most recently served as Vice President of Exploration for Africa and Exploration Manager West Africa, respectively, at Endeavour Mining Corporation after its acquisition of Etruscan Resources Inc. in September 2010.

Werner has been exploring for gold in West Africa for more than 30 years. He has experienced considerable success as an explorationist of greenstone hosted gold deposits for several European Union funded regional exploration programs, including the discovery of several large gold finds such as Sadiola Hill and Morila in Mali, and the Samira Hill deposit in Niger.  Werner holds a Degree in Geological and Mineralogical Sciences from the Catholic University of Leuven (KUL), Leuven, Belgium.

Pascal Van Osta has worked extensively throughout sub-Saharan West Africa in Chad, Mali, Burkina Faso and Niger, and in French Guyana for Belgian and European Agencies as well as the UNDP.  Pascal holds a Degree in Geological and Mineralogical Sciences from the Free University of Brussels (ULB), Brussels Belgium.

Since 1997, Werner and Pascal have played key roles in the exploration of Etruscan’s extensive and highly prospective property packages across West Africa, and in the development of feasibilities for the company’s Samira-Libiri Hill (Niger, 1999), Youga Hill (Burkina Faso, 2006) and Agbaou Hill (Côte d’Ivoire, 2010) gold deposits.

Rich Munson, CEO of Sandspring, states: “We are very pleased to welcome proven gold finders such as Werner and Pascal to lead Sandspring’s newly established Exploration and Development office in Georgetown.  As residents of Guyana on a full time basis, Werner and Pascal will greatly enhance our ability to manage both the advancement of the Toroparu deposit toward feasibility and production decisions and the evaluation and testing of the multiple gold targets located elsewhere in the Company's extensive landholdings."

Sandspring is a company currently exploring and developing the NI 43-101 Toroparu Gold-Copper Project in Guyana, South America. Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For further information, contact:
Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J 1H2
Tel: (807) 252-7800

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This news release includes certain forward-looking statements concerning the future performance of our business, financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions.  Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

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